CINTEL CORP.
                     9900 Corporate Campus Drive, Suite 3000
                              Louisville, KY 40223
                               Tel: (502) 657-6077
                               Fax: (502) 657-6078


                                                                 August 10, 2006
Via Edgar
---------

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:    Brad Skinner, Accounting Branch Chief
              David Edgar, Staff Accountant

       Re:    Cintel Corp.
              Form 10-KSB for Fiscal Year Ended December 31, 2005
              Filed April 17, 2006

Ladies and Gentlemen:

     The following addresses the comments of the reviewing staff of the Commission set forth in its letter dated May 19, 2006, relating to the Form 10-KSB for the fiscal year ended December 31, 2005 of Cintel Corp. (the "Company"). We respond as follows:


Form l0-KSB for the Fiscal Year Ended December 31, 2005
-------------------------------------------------------

Financial Statements
--------------------

Independent Auditors' Report, page F-1
--------------------------------------

1. We note that you are incorporated in the state of Nevada. We further note that substantially all of your assets and operations appear to be located in South Korea. In light of these considerations, please tell us why you engaged an auditor located in Canada to serve as your principal auditor, Also, tell us how the audits of your operations in South Korea were conducted, For example, did your current auditor travel to South Korea to conduct the audit or was another audit firm involved? If so, please tell us the name of the firm and indicate the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, tell us who planned the audit, who supervised the audit, and role played by any other audit firm or accountant in the audit in South Korea. Finally, please tell us whether you plan to continue to use your current auditor in the future in light of the location of your operations.

Response:

     The company engaged, SF Partnership ("SF") in Toronto, Canada as our auditors because the company has advisors in Toronto, who are responsible for promoting the company to potential investors in North America. The advisors need to communicate with our auditor on a regular basis regarding various SEC filing requirements. Therefore it made sense to the Company's management to engage an auditor in Toronto.

     SF is a PCAOB registrant. SF has a team of Korean staff who speak and write Korean fluently. This facilitates the audit process when most of our accounting staff don't speak English. They also have affiliates in Seoul, Korea. The fact that SF has Korean speaking staff not only impacts our staff but helps to facilitate communication with potential Korean investors.

     In addition, it is easier for our employees to go to Canada than the United States due to the tougher immigration controls in the US. We don't need a VISA to go to Canada, but do need one for the US. Being able to travel to meet our advisors and auditors on short notice was a considerable issue for us when engaging auditors.

     Annually, we send our accounting staff to Canada to assist our auditors in performing the required audits. SF plans the audit and sends us an assistance package prior to commencing each audit. Our team brings with them working paper schedules as requested by the auditors. Additional backup information and source documents are either emailed, faxed, or couriered to Toronto upon request. Our CEO also goes to Toronto to answer any questions they may have and discusses with them the statements before they are released.

     In addition, Ernst & Young Han Young CPAs in Korea was engaged to attend our 2005 year end inventory count and perform test counts and audit cut-off procedures. Inventory was adjusted to their count result. They issued a report to SF with their audit working papers.


Balance Sheet, page F-2
-----------------------

Accounts Receivable
-------------------

2. We note that you have recorded a significant allowance for doubtful accounts as of December 31, 2005. We further note that, net of the allowance, your reported balance of accounts receivable appears quite large relative to your revenue for the year ended December 31, 2005. With respect to your accounts receivable and your credit policies, please provide the following:

     o    Tell us the specific credit terms you offer;

     o Provide an aging of your accounts receivable as of December 31, 2005 and March 3l,2006;

     o Tell us how the amount of the allowance for doubtful accounts as of December 31, 2005 and March 31,2006 was determined;

     o Tell us the amount of revenue recorded during the year ended December 31, 2005 that was actually collected 1) during the year; and 2) during any subsequent period; and,

     o Explain your basis for concluding that the accounts receivable balances as of December 31, 2005 and March 31, 2006 are collectible.

Response:

     When products are sold to the customers directly, the term is 15-45 days.

     In some situations, when Cintel provides services as a subcontractor, the terms depend on the credit terms between the primary contractor and its customer on the specific contract. Basically, Cintel will be paid when the customer pays the primary contractor.

     Attached is the aging of the receivables as at December 31, 2005 and March 31, 2006, and the amount of revenue recorded in the period which was collected during and after the period.

     The Allowance for doubtful accounts was determined on a specific account basis. Only non-contested receivables from customers with a good credit history and those that were not in financial difficulty would not be provided for. All receivables that did not meet this criteria were included in the allowance for doubtful accounts.



Notes to Consolidated Financial Statements
------------------------------------------

General
-------

3. Tell us where you have provided the disclosures required under SFAS No. 131 regarding segment, product and geographic information. Refer to paragraphs 25 through 38.

Response:

     The majority of the Company's assets and operations are located in Seoul, Korea as described in paragraph 3 of note 1 on the financial statements. The US parent has no material assets or customers at this time. The only expenses were office rent and employee salaries. The US operating segment's revenue, loss, and assets make up less than 10% of that of the combined Korean and US segments. Therefore, there is no other reportable segment required pursuant to SFAS 131.

Note 2. Summary of Significant Accounting Policies
--------------------------------------------------

Revenue Recognition, page F-7
-----------------------------

4. Currently, disclosure regarding your revenue recognition policy is rather brief and does not appear to provide sufficient specific disclosure with respect to the nature of the products or services you provide, the terms of the arrangements under which you provide them or the accounting literature upon which your revenue policies are based. Please provide us with the following:
     o Clearly identify the products or services from which' you derive material amounts of revenue;
     o Describe to us the extent to which you sell software as part of your' arrangements and indicate whether you account for any such sales in accordance with SOP 97-2. For arrangements that include software and are not accounted for under SOP 97-2, explain how you considered paragraph 2 of the SOP.
     o Describe the material terms of the arrangements under which you provide your products or services;
     o Identify the elements included in each material type of revenue transaction;
     o identify all criteria considered in determining when to recognize revenue and explain how you determine where each of the identified criteria have been met;
     o For transactions with multiple elements, describe each element and explain to us how you recognize the related. revenue. Support your basis for accounting for any elements separately and explain how you determine whether the appropriate criteria have been met in order to recognize revenue; and
     o Identify all authoritative literature that you have relied on in developing your revenue recognition policies. Indicate your basis for concluding that the identified literature is applicable, and 1:hat your policies comply with that literature.
     Please be specific in your response. Consider revising the notes to your financial statements to provide corresponding disclosure.


Response:

     Due to the slow economy in Korea for the last few years, the company did not have a contract for its network solution service and hence SOP97-2 did not apply as there were no multi-element sales. In 2005, the company derived 97% of its revenue from trading of hardware and sale of finished goods, which were referred to as "merchandise sales" and "finished goods" on the income statements. The finished goods required a minor assembly of hardware with previously developed software. As there was no remaining uncertainty on delivery (as title passes, no consignment sales, no multi-elements deliverable), revenue from sales of the products has been recorded upon delivery as described in note 2(e) in the financial statements in accordance with FAS - 48 paragraph 6.

     In 2005, 3% of the revenue was derived from miscellaneous service calls and monthly maintenance contracts. Revenue from these services has been recorded when the services are completed as described in note 2(e) in the financial statements.


Note 6. Investments Available for Sale, page F-11
-------------------------------------------------

5. We note that your investment in stock #1, a private Korean company, represents a 20% ownership interest and that you carry the investment at cost. Tell us why this investment is not accounted for under the equity method of accounting which would require that the investment be adjusted for your proportionate share of the investee's net income or loss. Refer to APB No, 18.

Response:

     The investment was purchased on December 24, 2005. The investee has a March year end. At December 31, 2005 there was no equity pick up, and therefore, there would be no difference to the financial statements under the equity or the cost basis of accounting. In March 31, 2006, note 2(g) of the statements stated that the investment has been recorded on the equity basis as required by APB No. 18. We recorded our share of the income in the June 2006 quarter when the audited statements of the investee was available.


Note 10. Income Taxes. page F-17
--------------------------------

6. We note that you have recorded a net deferred tax asset as of December 31, 2004 and 2005. Explain to us your basis for concluding that it is more likely than not that these amounts will be realized. As part of your response, explain how, you considered SFAS 109, pars. 23 through 25. We may have further comment.

Response:

Deferred tax assets have been set up for tax losses carried forward. Tax losses will expire in 5 years per Korean tax regulations. Valuation allowance has been provided for the loss incurred in 2003 which will expire in 2008. Based on projections and in consideration of the following facts as they relate to FAS 109 paragraph 23 to 25, we concluded that, it was more likely than not that the net benefit will be realized before 2009. Additional facts include:

1. The company had profits until 2002, when the Korean economy declined sharply. In 2001, when the economy started to slow down, the company was still able to generate a profit of $123,450 net of research of development expense of approximately $560,000, which can be deducted over 5 years for tax purposes. In other words, the taxable income for the year would be approximately $580,000.

2. The Korean economy has recovered during the last 2 years. Gross revenue for the 6 months ended June 2006 was approximately $3.6 million, compared to $550,000 for the same period in 2005.

3. The Company has been reducing costs by going through financial restructuring. In December 2005, it was able to issue convertible debentures in excess of $8,800,000 to refinance the higher interest debt. All debentures were converted to shares during the quarter ended June 06. With this interest expenses will be reduced significantly. For the year ended December 31 2005, interest expense was approximately $310,000.

The Company hereby acknowledges the following:


o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should you have any questions, please do not hesitate to contact the undersigned at (502) 657-6077.


                                                      Very truly yours,


                                                      /s/ Sang Don Kim
                                                      --------------------------
                                                      Sang Don Kim
                                                      President/CEO, CinTel Corp

Cintel Corp
Accounts receivable analysis

December 31 2005 receivables
----------------------------

                                Less than   30-90    3 to 6    6 to 9    9 to 12     Over
                                 30 days     days    months    months    months     1 year       Total
                                -------------------------------------------------------------------------

Receivable from 2004 sales                                                         1,590,217   1,590,217

Sales during the period          905,146   169,565   790,056   461,575   140,774           -   2,467,116

Amount collected in the year        (782) (133,543) (755,402) (440,813) (140,774)   (536,055) (2,007,369)

                                -------------------------------------------------------------------------
Ending receivable balance
December 31 2005                 904,364    36,022    34,654    20,762        (0)  1,054,162   2,049,964

Allowance for doubtful accounts        -         -         -         -         -  (1,048,068) (1,048,068)
                                -------------------------------------------------------------------------

                  Net trade AR   904,364    36,022    34,654    20,762        (0)      6,094   1,001,896
                                -------------------------------------------------------------
                                   (A)       (A)       (A)       (A)       (A)
Value added tax receivable from                                                                   21,564
government
                                                                                              -----------

         Net AR per statements                                                                 1,023,460
                                                                                              -----------


December 31 2005 sales collected
--------------------------------
after the year end
------------------

Balance uncollected per above
 from 05 sales                             995,802  Sum of (A)

Amount collected quarter ended
 March 06                                 (165,156)

Amount collected quarter ended
 June 06                                  (650,140)

Amount collected July 19 06                (21,000)
                                          ---------

      Balance as at July 31 2006           159,506

Cintel Corp
Accounts receivable analysis

March 31 2006 receivables
-------------------------
                                                                                      (Note 1)
                                  Less than     30-90     3 to 6    6 to 9  9 to 12     Over
                                   30 days       days     months    months   months    1 year       Total
                                 ---------------------------------------------------------------------------

Receivable from 2004 sales                                                            1,094,467   1,094,467

Receivables from 2005 sales               -           -   940,386   34,654   20,762           -     995,802

Sales during the period           2,490,155      47,991         -        -        -           -   2,538,146

Amount collected in the period            -     (34,977) (118,795) (34,654) (11,707)          -    (200,133)

                                 ---------------------------------------------------------------------------
Ending receivable balance March
 31 2006                          2,490,155      13,014   821,591        -    9,055   1,094,467   4,428,282

Allowance for doubtful accounts           -           -         -        -        -  (1,087,980) (1,087,980)
                                 ---------------------------------------------------------------------------

           Net AR per statements  2,490,155      13,014   821,591        -    9,055       6,487   3,340,302
                                 ---------------------------------------------------------------------------


Sales collected after the year
------------------------------
end
---

Net receivables per above                     3,340,302

2005 sales collected during the 3
 months ended June 06                          (650,140)

Jan to March 06 sales collected
 during the 3 months ended June
 30 06                                       (2,412,839)


Amount collected July 19 06                     (21,000)
                                             -----------

      Balance as at July 31 2006                256,323
                                             -----------


Note 1: No change in balance during the quarter. Difference between March 06 and December 31 2005 number was due to change in F/X rate from Korean wons to US$.